Russell Financial Services, Inc.
Notes to Financial Statement
December 31, 2015

1.   **Nature of Business and Summary of Significant Accounting Policies**

Nature of Business
Russell Financial Services, Inc. (the "Company") is a wholly owned subsidiary of Russell Investment Management Company ("RIMCo") ("Parent"), which is a wholly owned subsidiary of Frank Russell Company ("Russell"), all of which are part of Russell Investments, the marketing name used to represent Russell and its global subsidiaries. Russell is a wholly owned subsidiary of LSEG US Holdco, Inc., a wholly owned subsidiary of the London Stock Exchange Group PLC ("LSEG").

The Company, a broker-dealer registered pursuant to the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in the sale of redeemable shares of registered investment companies and direct participation programs in the United States of America and provides sales and client support services for Russell's institutional investor products and services. These products include alternative investment funds, registered mutual funds, commingled employee benefit funds and implementation services.

Russell Investment Company ("RIC"), Russell Investment Funds ("RIF"), and Russell Exchange Traded Funds Trust ("ETF Trust") are registered investment companies affiliated with the Parent and Russell. The Company has entered into a distribution agreement with RIC and RIF. The Company has also entered into a sales support agreement and a shareholder servicing agreement with RIC.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are inherent in the preparation of the financial statements. Actual results could differ materially from those estimates.

Cash and Cash Equivalents
The Company considers all money market funds and instruments with original maturities of three months or less at the purchase date as cash equivalents.

Fixed Assets
Fixed assets are reported at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method based on estimated useful lives ranging from three to seven years. Furniture and equipment are depreciated over estimated useful lives ranging from three to seven years. Capitalized software includes purchased and internally developed software. Purchased software is amortized over three years using the straight-line method. Internally developed software represents internal and external costs incurred to develop internal use software during the application development stage. Once the internal use software is ready for its intended use, the accumulated development costs are amortized over three years using the straight-line method. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining life of the lease. When fixed assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the respective accounts and the resulting gains or losses are included in income from operations. Repair and maintenance costs are expensed as incurred.

Fair Value Measurements
In accordance with the authoritative guidance on fair value measurements and disclosures under GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The fair value disclosure framework prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value into three broad levels. In some instances, the inputs used to measure fair value might fall in different levels of the fair value hierarchy.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics and other factors. The level in the fair value hierarchy within which the fair value measurement in its entirety falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The categorization within the hierarchy is based upon the pricing transparency of the financial asset or liability and does not necessarily correspond to the Company's perceived risk or liquidity.

Benefit Plans
The Company participates in two incentive plans for certain employees. The Performance Unit Plan ("PUP") provides the recipient the right to receive a cash payment equal to the plan value multiplied by the number of units held upon vesting. The plan value is calculated formulaically based on the EBITDA of the Russell asset management business for the most recent financial year ended December 31. The Deferred Award Plan ("DAP") provides the recipient the right to receive a cash payment equal to the associate's 2014 Long Term Incentive Plan ("LTIP") grant value (either 50% or 100%), which is specified in each associate's agreement. The Company recognizes compensation expense for both plan on a straight line basis over the respective vesting period.

Revenue Recognition
Revenue from distribution and shareholder servicing fee activities is recognized as earned in accordance with the terms of the respective agreements. Accounts are deemed past due based on payment terms. The Company writes off delinquent accounts to the extent and at the time they are deemed to not be recoverable. There was no allowance for uncollectible accounts at December 31, 2015. The Company did not record any bad debt expense for the year ended December 31, 2015.

Sales commissions received in connection with front-end load shares are recorded as revenue. For individual sales transactions exceeding a certain threshold, the Company is obligated to pay these sales commissions on behalf of the investor. These payments are recorded as an expense. If the investor redeems such shares before the expiration of a one year holding period, they are obligated to pay a deferred sales charge of 1%.

Income Taxes
Deferred income tax assets and liabilities are determined based upon differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The realization of deferred tax assets is based on historical tax positions and estimates of future taxable income. The Company evaluates both the positive and negative evidence that it believes is relevant in assessing whether it will realize the deferred tax assets. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

The Company files its federal tax return with LSEG US Holdco, Inc. as part of a consolidated group for the year ended December 31, 2015. The provision for federal income taxes is based on an allocation of the consolidated tax liability to the respective companies included in the consolidated group as if each company were filing on a separate return basis. Federal income taxes payable are recorded through and included in due to affiliates. The Company files a separate tax return in certain states. State income taxes payable are included in accrued expenses and other liabilities.

The Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Company measures the tax benefit as the largest amount that has a greater than 50% likelihood of being sustained.

New Accounting Pronouncements
In May 2015, the FASB issued a standard that excludes investments measured at net asset value ("NAV") per share as a "practical expedient" for fair value from the fair value hierarchy. The standard is effective for the Company in 2016. The Company has elected to early adopt this standard. The adoption of this standard did not have a material impact on the Company's financial position, results of operations and cash flows.

2. Fixed Assets

Fixed assets consist of the following balances at December 31, 2015:

Software	$	1,365,179
Furniture and equipment		1,014,364
Leasehold improvements		1,505,341
		3,884,884
Accumulated depreciation and amortization		(3,527,676)
	$	357,208

Depreciation and amortization expense related to fixed assets was $138,630 for the year ended December 31, 2015.

3. Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company carries at fair value on a recurring basis in the statement of financial condition certain investments of money market mutual funds. The Company measures the fair value of its money market mutual funds using a market approach that uses published net asset value per share.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories based on the lowest level of input that is significant to the fair value measurement in its entirety:

Level 1   Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Investments included in this category include the money market mutual funds.

Level 2   Inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3   Inputs are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Assumptions used by the Company due to the lack of observable inputs may significantly impact the resulting fair value and therefore the Company's results of operations.

Fair Value Tabular Disclosures

The following table summarizes the valuation of the Company's assets measured at fair value on a recurring basis using the fair value hierarchy levels as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Assets				
Money market mutual funds	$ 36,156,224	$ —	$ —	$36,156,224

4. Current and Deferred Income Taxes

The tax effects of temporary differences that gave rise to the net deferred income tax assets as of December 31, 2015 are presented below:

Deferred income tax assets		
Accrued long-term incentive plan	$	555,836
Depreciation of fixed assets		30,364
Lease amortization		181
Total deferred income tax assets	$	586,381

Income taxes receivable from Russell as of December 31, 2015 is $165,707 and is included as a reduction of due to affiliates.

As of December 31, 2015, the Company has no gross unrecognized tax benefits. The Company recognizes interest and penalties on amounts due to the authorities as a component of income tax expense.

The Company is included in the U.S. federal income tax return filing with LSEG U.S. Holdco, Inc. as part of its consolidated group for the year ended December 31, 2015. The Company does not believe it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company files tax returns, either on a separate return basis, or as part of Russell's unitary or combined group, in certain states. State income taxes payable at December 31, 2015 are $624,519 and are included in accrued expenses and other liabilities. The Company remains subject to examination by these state jurisdictions for certain years prior to and including 2008.

5. Benefit Plans

Retirement Plan

The Company participates in the Russell defined contribution retirement plan (the "Plan") covering eligible employees. The Plan allows for contributions to be made out of the Company's net operating profits at the discretion of the Russell Board of Directors. Employees may also contribute a percentage of their compensation as defined by the Plan. The Company's contribution to the Plan was $2,973,219 and is included in compensation and benefits expense for the year ended December 31, 2015.

Performance Unit Plan ("PUP")

The Company participates in the PUP covering eligible employees. The PUP provides the recipient the right to receive a cash payment equal to the plan value multiplied by the number of units held upon vesting. Compensation expense related to the PUP awards is based on changes in the formula-derived price of the outstanding awards. The plan value is calculated formulaically based on the EBITDA of the Russell asset management business for the most recent financial year ended December 31. The PUP awards vest ratably (in equal parts) over a three year period on the anniversary of the grant date. The PUP awards will also vest immediately at the time the participant's retirement, disability or death. The Company recognized $764,683 related to the PUP for the year ended December 31, 2015 and has an aggregate recorded liability of $764,683 as of December 31, 2015 included in incentive compensation liabilities.

Deferred Award Plan ("DAP")
The Company participates in the DAP covering eligible employees. The DAP provides the recipient the right to receive a cash payment equal to the associate's 2014 Long Term Incentive Plan ("LTIP") grant value (either 50% or 100%), which is specified in each associate's agreement. The DAP awards vest ratably (in equal parts) over either a one (50% grant) or two (100% grant) year period on the anniversary of the grant date. The Company recognized $116,450 related to the DAP for the year ended December 31, 2015 and has an aggregate recorded liability of $116,450 as of December 31, 2015 included in incentive compensation liabilities.

6.   **Related Party Transactions**

Under a joint purchasing agreement, Russell processes payments for the direct expenses of the Company. Under a joint paymaster agreement, Russell processes payroll transactions for the Company. Additionally, Russell allocates certain negotiated charges to the Company such as office space, equipment and insurance charges. The Company reimburses Russell monthly for these expenses. Amounts payable to Russell for these charges are $1,602,035 at December 31, 2015 and are included in due to affiliates.   Rent expense under this agreement was $2,979,368 for the year ended December 31, 2015. Fixed asset additions under this agreement were $17,103 for the year ended December 31, 2015.

Under an expense sharing agreement, certain corporate overhead charges, incurred by Russell on the Company's behalf are not allocated to the Company.

Russell and its subsidiaries follow a Transaction Allocation Methodology intended to conform to the relevant U.S. and local country tax laws and the Organization of Economic Cooperation and Development guidelines. Russell acts as the monthly settlement agent for any payments or disbursements among the participating members associated with the effects of the Transaction Allocation Methodology. The amount recorded as an intercompany charge for transfer pricing for the Transaction Allocation Methodology under the agreement for the year ended December 31, 2015 was $11,689,307. The intercompany charge for transfer pricing is comprised of expenses allocated to the Company which were incurred by other affiliated entities. There was no amount due to Russell for transfer pricing charges at December 31, 2015.

The Company has entered into an Expense Sharing and Support agreement with RIMCo. Under this agreement, RIMCo agrees to compensate the Company for providing marketing, distribution and client service activities with respect to the RIC and RIF funds. For the year ended December 31, 2015 these fees were $117,291,733 and are recorded as distribution and shareholder servicing fee revenue. There were no amounts due from RIMCo at December 31, 2015 .

The Company has entered into a Sales and Service agreement with a related party. Under this agreement, the related party agrees to compensate the Company for providing sales and client support services for their products. For the year ended December 31, 2015, these fees were $15,523,254 and are recorded as

distribution and shareholder servicing fee revenue. The amount due to this related party was $9,365 at December 31, 2015 and is included in due to affiliates.

The Company has a Referral and Service agreement with a related party. Under this agreement, the related party agrees to compensate the Company for introducing prospective clients and investors along with providing client support services. For the year ended December 31, 2015, these fees were $27,564,354 and are recorded as distribution and shareholder servicing fee revenue. The amount due to this related party at December 31, 2015 is $59,199.

The Company has entered into a participation agreement with Russell Institutional Funds Management, LLC ("RIFM") with respect to the Russell Institutional Funds, LLC ("RIFL"). Under this agreement, RIFM agrees to compensate the Company to solicit and receive offers to subscribe for interests in RIFL. For the year ended December 31, 2015, these fees were $4,792,521 and are recorded as distribution and shareholder servicing fee revenue. There are no amounts receivable from this related party for these fees at December 31, 2015.

The Company has entered into a sales support agreement and a distribution agreement with RIC. Substantially all fees received in connection with these agreements are remitted to financial intermediaries. For the year ended December 31, 2015, these fees were $43,169,212 and are recorded as distribution and shareholder servicing fee revenue. Amounts receivable for these services were $3,235,981 at December 31, 2015 and are presented as distribution fees receivable.

The Company subleases certain office space to affiliates. Sublease income for the year ended December 31, 2015 was $209,233 and is included in other income, net.

7. **Net Capital and Reserve Requirements**

The Company is subject to the Securities and Exchange Commission's uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items or $250,000. At December 31, 2015, the Company has net capital of $8,340,165 which is $8,090,165 in excess of its minimum net capital requirement of $250,000.

The Company operates under the provisions of Section (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, claims exemption from the provisions of that Rule.

8. **Commitments**

The Company leases office space under noncancelable lease agreements expiring between 2016 and 2021. These leases provide for annual rental increases based on various price indices.

At December 31, 2015, the Company's remaining commitment for the minimum lease payments for these noncancelable operating leases is as follows:

Years Ending December 31,		
2016	$	794,831
2017		758,104
2018		552,858
2019		562,544
2020		572,584
Thereafter		95,711
	$	3,336,632

9. **Concentration of Risk**

Substantially all revenue earned and accounts receivable outstanding of the Company is from affiliated entities.

10. **Guarantees**

In the normal course of business, the Company enters into contracts that contain a variety of representations that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

11. **Contingencies**

The Company has various claims and legal matters occurring in the normal course of business, which management, based upon the advice of legal counsel, does not expect to have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

12. **Subsequent Events**

The Company has performed an evaluation of subsequent events through February 25, 2016, which is the date the financial statements were issued.